HUME, KIERAN

Hume, Kieran Inc.
Investor Relations Counsel

The Lumsden Building
6 Adelaide Street East
9th Floor
Toronto, ON M5C 1H6

Tel: (416) 868-1079
Fax: (416) 868-6198
Email: hki@humekieran.on.ca
www.humekieran.on.ca

Exemption number 82-4644

Thursday, June 20, 2002

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

Dear Mr. Dudek:

Herewith a Parkland Industries Ltd. press release (June 20, 2002: Parkland Announces Shareholder and Court Approvals of Arrangement to Convert Into an Income Fund), to be filed as required by Rule 12g3-2(b).

Sincerely,

Brenda Orser

Brenda Orser
Associate

dlw 7/3

FOR IMMEDIATE RELEASE: Thursday, June 20, 2002

PARKLAND ANNOUNCES SHAREHOLDER AND COURT APPROVALS OF ARRANGEMENT TO CONVERT INTO AN INCOME FUND

Red Deer, Alberta, June 20, 2002 – Parkland Industries Ltd. (TSX:PKI) announced today that its shareholders voted 99.9% in favor of a plan of arrangement ("Arrangement") whereby Parkland will be reorganized into an income trust called Parkland Income Fund (the "Fund") at a special meeting of shareholders held on June 19, 2002 and that the Alberta Court of Queen's Bench granted an order today approving the Arrangement.

Under the terms of the Arrangement, shareholders of Parkland will receive, in exchange for each common share, $1.00 cash as a return of capital plus at their election either: i) two units ("Units") in the Fund, or ii) two units ("Rollover LP Units") in a limited partnership controlled by the Fund. Each Rollover LP Unit is intended to have the same economic rights and benefits as a Unit and is exchangeable for one Unit until June 30, 2008.

The reorganization will be effected pursuant to an Arrangement under the *Business Corporations Act* (Alberta). The Arrangement is contingent on the satisfaction of other conditions, including obtaining regulatory approvals. It is expected that the Arrangement will be effective on June 28, 2002. Units of the Fund are expected to commence trading on the TSX under the symbol PKI.UN within a few days thereafter.

After completion of the Arrangement, the Fund, together with the limited partnership that will issue the Rollover LP Units, will own, indirectly, securities which collectively represent the right to receive all cash flow available for distribution from the business of Parkland, after debt service payments, maintenance capital expenditures and other cash requirements. The Board of Directors has set the initial level of monthly distributions at $0.14 per Unit and Rollover LP Unit to be payable on August 15, 2002 to holders of Units or Rollover LP Units of record on July 31, 2002.

RBC Capital Markets provided advisory services to a Special Committee of the Board of Directors and provided an opinion to the Special Committee as to the fairness of the Arrangement from a financial point of view to the existing Parkland shareholders.

Parkland operates a retail and wholesale fuels and convenience store business under its marketing brands *Fas Gas*, *Race Trac* and *Short Stop*. Parkland has developed a strong market niche in non-urban markets in western and northern Canada.

- 30 -

For further information:

Red Deer:	Andrew B. Wiswell, President and CEO	(403) 357-6400
Red Deer:	John G. Schroeder, Vice President, Finance/CFO	(403) 357-6400
Toronto:	Jon W. Kieran, Investor Relations	(416) 868-1079
or	visit Parkland's Web Site at www.parklandindustries.com.	